Mail Stop 6010

November 5, 2008

E.P. Coutinho
General Secretary
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam
The Netherlands

> **Re:** **Koninklijke Philips Electronics N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed February 19, 2008**
> **File 1-05146-01**

Dear Mr. Coutinho:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jay Mumford
Senior Attorney

cc (via fax): John O'Connor